Mail Stop 3561

October 22, 2009

Via Fax & U.S. Mail

Mr. Bohn H. Crain, Chief Executive Officer
Radiant Logistics, Inc.
1227 120th Avenue NE
Bellevue, Washington 98005

      Re: **Radiant Logistics, Inc.**
              Form 10-K for the fiscal year ended June 30, 2008
              Filed September 29, 2008
              Form 10-Q for the fiscal quarter ended December 31, 2008
              Filed February 13, 2009
              Form 10-Q for the fiscal quarter ended March 31, 2009
              Filed May 15, 2009
              File No. 000-50283

Dear Mr. Crain:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Linda Cvrkel
                  Branch Chief